Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Open Text Corporation:

We consent to the incorporation by reference in the registration statement on Form S-3 of Open Text Corporation of our reports, both dated August 1, 2013, with respect to the consolidated financial statements of Open Text Corporation as of June 30, 2013 and June 30, 2012, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended June 30, 2013, and the effectiveness of internal control over financial reporting as of June 30, 2013, and to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

April 23, 2014